Exhibit 99.2

AI-Based Technology R&D Services Agreement

This AI-Based Technology Research and Development Services Agreement (the “Agreement”) is made and entered into on May 6, 2026 (the “Execution Date”), by and between the following parties:

Party A: NetClass Technology Inc

Address: 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, Cayman Islands

Party B: Akaewood Investment Holding Co., Ltd.

Address: OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

WHEREAS:

1)	Party A intends to conduct AI-based technology research, development, and related application services during the Service Term;

2)	Party B possesses the capability to provide AI-based technology R&D services and agrees to perform such services in accordance with the terms of this Agreement;

NOW, THEREFORE, the Parties agree as follows:

1. Scope of Services

During the Service Term, Party B shall provide AI-based technology research and development services to Party A, including but not limited to:

1)	Developing, designing, and optimizing AI models, algorithms, and related technical systems to support Party A’s business and product applications;

2)	Providing technical R&D support, system integration, testing verification, and performance optimization services;

3)	Assisting Party A with AI data preparation, model training, experimental design, and results analysis;

4)	Delivering R&D progress reports, test results, and confirmation documentation to ensure Party A can monitor project progress in a timely manner;

5)	Performing all AI-based technology R&D services in a professional, diligent, and commercially reasonable manner consistent with industry standards.

2. Service Term

The service term under this Agreement shall commence on May 6, 2026 and continue through May 5, 2027, for a total of twelve (12) consecutive months (the “Agreed Service Term”). Services shall commence on May 6, 2026, and this Agreement shall be deemed effective as of that date with respect to the services provided.

3. Equity Consideration

As full and complete consideration for Party B’s performance of services throughout the entire Agreed Service Term, Party A agrees to grant Party B 3,200,000 Class A ordinary shares of Party A (the “Shares”):

1)	The Shares correspond to the full twelve (12) month Agreed Service Term;

2)	The Shares shall be issued by the end of June 2026;

3)	The Parties acknowledge and agree that the Shares shall be validly issued and fully paid upon issuance, and shall not be subject to cancellation or rescission solely based on the performance status of services;

4)	Party B’s ultimate entitlement to the economic benefits associated with the Shares is conditional upon substantial completion of all AI-based technology R&D service obligations during the Agreed Service Term.

4. Non-Performance and Compensation Mechanism

1)	If Party B fails to perform, partially performs, or is unable to complete the agreed AI-based technology R&D service obligations during the Agreed Service Term due to reasons attributable to Party B, Party B shall compensate Party A by either:

a.	providing additional AI-based technology R&D services of equivalent commercial value; or

b.	such other remedial arrangement as may be mutually agreed in writing by the Parties.

2)	The equivalent commercial value shall be determined based on the pro-rata portion of the unperformed service period relative to the full Agreed Service Term, taking into account the originally agreed scope and quality standards.

3)	Any compensatory AI-based R&D services shall be completed within a reasonable period agreed by the Parties and shall be subject to the same performance and reporting requirements as set forth in this Agreement.

4)	The Parties acknowledge that although the Shares are validly issued, Party B’s ultimate entitlement to the economic benefits corresponding to the full twelve (12) month Service Term remains conditional upon substantial completion of the agreed AI-based R&D service obligations.

5. Confidentiality

Each Party shall maintain strict confidentiality of any proprietary or non-public information obtained in the course of performing this Agreement and shall not disclose such information to any third party without the prior written consent of the other Party.

6. Liability for Breach

Any Party that breaches this Agreement and causes loss to the other Party shall bear corresponding legal liability in accordance with applicable laws.

7. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region.

8. Miscellaneous

1)	This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and shall become effective upon execution by both Parties.

2)	All provisions herein shall take effect upon execution. Any matters not covered in this Agreement shall be separately agreed upon in writing by the Parties.

3)	In case Party A has additional or expanded demands for AI technology research and development and other related business services beyond the scope of this Agreement, both Parties may separately enter into supplementary agreements, addenda or annexes to agree upon the specific service content, scope and corresponding rights and obligations.

Signature

Party A （Signature）：	Party B （Signature）：